SECURITIES AND EXCHANGE COMMISSION
WASHINGTON, DC 20549

SCHEDULE 13G
Under the Securities Exchange Act of 1934

(Amendment No. 1)*

AppFolio, Inc.
(Name of Issuer)

Class A Common Stock
(Title of Class of Securities)

03783C100
(CUSIP Number)

August 8, 2016
(Date of Event Which Requires Filing of this Statement)

Check the appropriate box to designate the rule pursuant to which this Schedule is filed:

☐	Rule 13d-1(b)
☒	Rule 13d-1(c)

☐	Rule 13d-1(d)

*The remainder of this cover page shall be filled out for a reporting person’s initial filing on this form with respect to the subject class of securities, and for any subsequent amendment containing information which would alter the disclosures provided in a prior cover page.
The information required in the remainder of this cover page shall not be deemed to be “filed” for the purpose of Section 18 of the Securities Exchange Act of 1934 (“Exchange Act”) or otherwise subject to the liabilities of that section of the Act but shall be subject to all other provisions of the Act.
(Continued on following pages)

CUSIP No. 03783C100
1	NAME OF REPORTING PERSONS Clarity Ventures, L.P.
2	CHECK THE APPROPRIATE BOX IF A MEMBER OF A GROUP	(a) ☒ (b) ☐
3	SEC USE ONLY
4	CITIZENSHIP OR PLACE OF ORGANIZATION Delaware
NUMBER OF SHARES BENEFICIALLY OWNED BY EACH REPORTING PERSON WITH	5	SOLE VOTING POWER 0
	6	SHARED VOTING POWER 0
	7	SOLE DISPOSITIVE POWER 0
	8	SHARED DISPOSITIVE POWER 0
9	AGGREGATE AMOUNT BENEFICIALLY OWNED BY EACH REPORTING PERSON 0
10	CHECK BOX IF THE AGGREGATE AMOUNT IN ROW (9) EXCLUDES CERTAIN SHARES ☐
11	PERCENT OF CLASS REPRESENTED BY AMOUNT IN ROW (9) 0%
12	TYPE OF REPORTING PERSON PN

CUSIP No. 03783C100
1	NAME OF REPORTING PERSONS Meadowridge Ventures, L.P.
2	CHECK THE APPROPRIATE BOX IF A MEMBER OF A GROUP	(a) ☒ (b) ☐
3	SEC USE ONLY
4	CITIZENSHIP OR PLACE OF ORGANIZATION Delaware
NUMBER OF SHARES BENEFICIALLY OWNED BY EACH REPORTING PERSON WITH	5	SOLE VOTING POWER 0
	6	SHARED VOTING POWER 0
	7	SOLE DISPOSITIVE POWER 0
	8	SHARED DISPOSITIVE POWER 0
9	AGGREGATE AMOUNT BENEFICIALLY OWNED BY EACH REPORTING PERSON 0
10	CHECK BOX IF THE AGGREGATE AMOUNT IN ROW (9) EXCLUDES CERTAIN SHARES ☐
11	PERCENT OF CLASS REPRESENTED BY AMOUNT IN ROW (9) 0%
12	TYPE OF REPORTING PERSON PN

CUSIP No. 03783C100
1	NAME OF REPORTING PERSONS Steven L. Karan Revocable Trust dated the 29th day of October, 2014
2	CHECK THE APPROPRIATE BOX IF A MEMBER OF A GROUP	(a) ☒ (b) ☐
3	SEC USE ONLY
4	CITIZENSHIP OR PLACE OF ORGANIZATION California
NUMBER OF SHARES BENEFICIALLY OWNED BY EACH REPORTING PERSON WITH	5	SOLE VOTING POWER 0
	6	SHARED VOTING POWER 557,654
	7	SOLE DISPOSITIVE POWER 0
	8	SHARED DISPOSITIVE POWER 557,654
9	AGGREGATE AMOUNT BENEFICIALLY OWNED BY EACH REPORTING PERSON 557,654
10	CHECK BOX IF THE AGGREGATE AMOUNT IN ROW (9) EXCLUDES CERTAIN SHARES ☐
11	PERCENT OF CLASS REPRESENTED BY AMOUNT IN ROW (9) 4.76%
12	TYPE OF REPORTING PERSON OO

CUSIP No. 03783C100
1	NAME OF REPORTING PERSONS Hughes Family Trust dated 8/7/03
2	CHECK THE APPROPRIATE BOX IF A MEMBER OF A GROUP	(a) ☒ (b) ☐
3	SEC USE ONLY
4	CITIZENSHIP OR PLACE OF ORGANIZATION California
NUMBER OF SHARES BENEFICIALLY OWNED BY EACH REPORTING PERSON WITH	5	SOLE VOTING POWER 0
	6	SHARED VOTING POWER 45,264
	7	SOLE DISPOSITIVE POWER 0
	8	SHARED DISPOSITIVE POWER 45,264
9	AGGREGATE AMOUNT BENEFICIALLY OWNED BY EACH REPORTING PERSON 45,264
10	CHECK BOX IF THE AGGREGATE AMOUNT IN ROW (9) EXCLUDES CERTAIN SHARES ☐
11	PERCENT OF CLASS REPRESENTED BY AMOUNT IN ROW (9) 0.40%
12	TYPE OF REPORTING PERSON OO

CUSIP No. 03783C100
1	NAME OF REPORTING PERSONS Steven L. Karan
2	CHECK THE APPROPRIATE BOX IF A MEMBER OF A GROUP	(a) ☒ (b) ☐
3	SEC USE ONLY
4	CITIZENSHIP OR PLACE OF ORGANIZATION United States of America
NUMBER OF SHARES BENEFICIALLY OWNED BY EACH REPORTING PERSON WITH	5	SOLE VOTING POWER 20,080
	6	SHARED VOTING POWER 557,654
	7	SOLE DISPOSITIVE POWER 20,080
	8	SHARED DISPOSITIVE POWER 557,654
9	AGGREGATE AMOUNT BENEFICIALLY OWNED BY EACH REPORTING PERSON 577,734
10	CHECK BOX IF THE AGGREGATE AMOUNT IN ROW (9) EXCLUDES CERTAIN SHARES ☐
11	PERCENT OF CLASS REPRESENTED BY AMOUNT IN ROW (9) 4.93%
12	TYPE OF REPORTING PERSON IN

CUSIP No. 03783C100
1	NAME OF REPORTING PERSONS Jason F. Hughes
2	CHECK THE APPROPRIATE BOX IF A MEMBER OF A GROUP	(a) ☒ (b) ☐
3	SEC USE ONLY
4	CITIZENSHIP OR PLACE OF ORGANIZATION United States of America
NUMBER OF SHARES BENEFICIALLY OWNED BY EACH REPORTING PERSON WITH	5	SOLE VOTING POWER 6,637
	6	SHARED VOTING POWER 45,264
	7	SOLE DISPOSITIVE POWER 6,637
	8	SHARED DISPOSITIVE POWER 45,264
9	AGGREGATE AMOUNT BENEFICIALLY OWNED BY EACH REPORTING PERSON 51,901
10	CHECK BOX IF THE AGGREGATE AMOUNT IN ROW (9) EXCLUDES CERTAIN SHARES ☐
11	PERCENT OF CLASS REPRESENTED BY AMOUNT IN ROW (9) 0.46%
12	TYPE OF REPORTING PERSON IN

CUSIP No. 03783C100
1	NAME OF REPORTING PERSONS Clarity Ventures, Inc.
2	CHECK THE APPROPRIATE BOX IF A MEMBER OF A GROUP	(a) ☒ (b) ☐
3	SEC USE ONLY
4	CITIZENSHIP OR PLACE OF ORGANIZATION Delaware
NUMBER OF SHARES BENEFICIALLY OWNED BY EACH REPORTING PERSON WITH	5	SOLE VOTING POWER 0
	6	SHARED VOTING POWER 0
	7	SOLE DISPOSITIVE POWER 0
	8	SHARED DISPOSITIVE POWER 0
9	AGGREGATE AMOUNT BENEFICIALLY OWNED BY EACH REPORTING PERSON 0
10	CHECK BOX IF THE AGGREGATE AMOUNT IN ROW (9) EXCLUDES CERTAIN SHARES ☐
11	PERCENT OF CLASS REPRESENTED BY AMOUNT IN ROW (9) 0%
12	TYPE OF REPORTING PERSON CO

Explanatory Note: This Amendment No. 1 (“Amendment No. 1”) amends and supplements the statement on Schedule 13G initially filed on December 30, 2015.  Amendment No. 1 is being filed pursuant to Rule 13d-2(d) of the Exchange Act to reflect changes in the beneficial ownership of the Reporting Person (as defined below).  Specifically, the Reporting Person’s beneficial ownership has been reduced by more than 5%.
Item 1(a).	Name of Issuer:

AppFolio, Inc.

Item 1(b).	Address of Issuer’s Principal Executive Offices:

50 Castilian Drive
Goleta, CA 93117

Item 2(a).	Name of Person Filing:

This Amendment No. 1 is being jointly filed by Clarity Ventures, L.P. (“Clarity LP”), Meadowridge Ventures, L.P. (“Meadowridge”), and Clarity Ventures, Inc. (“Clarity GP” and together with Clarity LP and Meadowridge, the “Entities”); the Steven L. Karan Revocable Trust dated the 29th day of October, 2014 (“Karan Trust”) and the Hughes Family Trust dated 8/7/03 (“HFT” and together with the Karan Trust, the “Trusts”); and Steven L. Karan and Jason F. Hughes (collectively, the “Individuals” and together with the Entities and the Trusts, the “Reporting Persons”) with respect to shares of Class A Common Stock, par value $0.0001 of AppFolio, Inc.

Item 2(b).	Address of Principal Business Office or, if None, Residence:

The address of the principal business office of the Reporting Persons is:

1482 East Valley Road, Suite 300
Santa Barbara, CA 93108.

Item 2(c).	Citizenship:

Clarity LP and Meadowridge are Delaware limited partnerships. Clarity GP is a Delaware corporation. The Trusts are organized in California. The Individuals are citizens of the United States of America.

Item 2(d).	Title of Class of Securities:

Class A Common stock, par value $0.0001.

Item 2(e).	CUSIP Number:

03783C100

Item 3.	If this statement is filed pursuant to Rule 13d-1(b), or 13d-2(b) or (c), check whether the person filing is a:

Not applicable.

Item 4.	Ownership.

	A.	Clarity Ventures, L.P.

		(a)	Amount beneficially owned: 0
		(b)	Percent of Class: 0%
		(c)	Number of shares as to which Clarity LP has:
			(i)	Sole power to vote or to direct the vote: 0
			(ii)	Shared power to vote or to direct the vote: 0
			(iii)	Sole power to dispose or to direct the disposition of: 0
			(iv)	Shared power to dispose or to direct the disposition of: 0

B.	Meadowridge Ventures, L.P.

	(a)	Amount beneficially owned: 0
	(b)	Percent of Class: 0%
	(c)	Number of shares as to which Meadowridge has:
		(i)	Sole power to vote or to direct the vote: 0
		(ii)	Shared power to vote or to direct the vote: 0
		(iii)	Sole power to dispose or to direct the disposition of: 0
		(iv)	Shared power to dispose or to direct the disposition of: 0

C.	Steven L. Karan Revocable Trust dated the 29th day of October, 2014

	(a)	Amount beneficially owned: 557,654
	(b)	Percent of Class: 4.76%
	(c)	Number of shares as to which the Karan Trust has:
		(i)	Sole power to vote or to direct the vote: 0
		(ii)	Shared power to vote or to direct the vote: 557,654
		(iii)	Sole power to dispose or to direct the disposition of: 0
		(iv)	Shared power to dispose or to direct the disposition of: 557,654

D.	Hughes Family Trust dated 8/7/03

	(a)	Amount beneficially owned: 45,264
	(b)	Percent of Class: 0.40%
	(c)	Number of shares as to which HFT has:
		(i)	Sole power to vote or to direct the vote: 0
		(ii)	Shared power to vote or to direct the vote: 45,264
		(iii)	Sole power to dispose or to direct the disposition of: 0
		(iv)	Shared power to dispose or to direct the disposition of: 45,264

E.	Steven L. Karan

	(a)	Amount beneficially owned: 577,734
	(b)	Percent of Class: 4.93%
	(c)	Number of shares as to which Mr. Karan has:
		(i)	Sole power to vote or to direct the vote: 20,080
		(ii)	Shared power to vote or to direct the vote: 557,654
		(iii)	Sole power to dispose or to direct the disposition of: 20,080
		(iv)	Shared power to dispose or to direct the disposition of: 557,654

F.	Jason F. Hughes

	(a)	beneficially owned: 51,901
	(b)	Percent of Class: 0.46%
	(c)	Number of shares as to which Mr. Hughes has:
		(i)	Sole power to vote or to direct the vote: 6,637
		(ii)	Shared power to vote or to direct the vote: 45,264
		(iii)	Sole power to dispose or to direct the disposition of: 6,637
		(iv)	Shared power to dispose or to direct the disposition of: 45,264

G.	Clarity Ventures, Inc.

	(a)	Amount beneficially owned: 0
	(b)	Percent of Class: 0%
	(c)	Number of shares as to which Clarity GP has:
		(i)	Sole power to vote or to direct the vote: 0
		(ii)	Shared power to vote or to direct the vote: 0
		(iii)	Sole power to dispose or to direct the disposition of: 0
		(iv)	Shared power to dispose or to direct the disposition of: 0

The percentage ownership for each of the Reporting Persons is based on 11,021,812 shares of the Issuer’s Class A Common Stock, par value $0.0001 (“Class A Shares”), issued and outstanding on July 25, 2016, as disclosed in the Issuer’s quarterly report on Form 10-Q for the quarterly period ended June 30, 2016, filed by the Issuer with the U.S. Securities and Exchange Commission on August 8, 2016, and (ii) the Reporting Person’s books and records related to transactions in the Issuer’s Class A Common Stock since July 25, 2016.

Clarity LP directly owns 0 Class A Shares. Meadowridge directly owns 0 Class A Shares. Clarity LP and Meadowridge are controlled by Clarity GP, their general partner. Accordingly, Clarity GP may be deemed to beneficially own the shares of common stock held by Meadowridge and Clarity LP. As President and 100% owner of Clarity GP, Steven L. Karan may be deemed to beneficially own the shares held by Meadowridge and Clarity LP because he has the ultimate voting and dispositive power over such shares. In addition, as an authorized officer of Clarity GP, Jason F. Hughes may also be deemed to beneficially own the shares held by Meadowridge and Clarity LP because he shares voting and dispositive power over such shares.
The Karan Trust directly owns 0 Class A Shares and 557,654  shares of the Issuer’s Class B Common Stock, par value $0.0001 per share (“Class B Shares”). As the Trustee of the Karan Trust, Steven L. Karan may be deemed to beneficially own the shares held by the Karan Trust because he has the ultimate voting and dispositive power over such shares.
HFT directly owns 0 Class A Shares and 45,264 Class B Shares. As a Co-Trustee of HFT, Jason F. Hughes may be deemed to beneficially own the shares held by HFT because he has the ultimate voting and dispositive power over such shares.
Steven L. Karan directly owns 20,080 Class A Shares and 0 Class B Shares. Jason F. Hughes directly owns 6,637 Class A Shares and 0 Class B Shares.
Clarity GP does not directly own any Class A Shares or Class B Shares.
By virtue of the understandings between them, the Reporting Persons may be deemed to have formed a “group” as defined in Rule 13d-5(b)(1). Collectively, the “group” may be deemed to have voting and dispositive power over a combined 5.35% of the Class A Shares, which percentage accounts for the Class B Shares held by the Reporting Persons. In this regard, the Class B Shares are immediately convertible into Class A Shares, which necessitates that the Class B Shares owned by the Reporting Persons be included in the calculation of the Reporting Persons’ beneficial ownership of Class A Shares.
Item 5.	Ownership of Five Percent or Less of a Class.

Not applicable.

Item 6.	Ownership of More than Five Percent on Behalf of Another Person.

Not applicable.

Item 7.	Identification and Classification of the Subsidiary Which Acquired the Security Being Reported on by the Parent Holding Company or Control Person.

Not applicable.

Item 8.	Identification and Classification of Members of the Group.

For a list of the members of the group filing this Schedule 13G, refer to Exhibit A.

Item 9.	Notice of Dissolution of Group.

Not applicable.

Item 10.	Certifications.

By signing below I certify that, to the best of my knowledge and belief, the securities referred to above were not acquired and are not held for the purpose of or with the effect of changing or influencing the control of the issuer of the securities and were not acquired and are not held in connection with or as a participant in any transaction having that purpose or effect, other than activities solely in connection with a nomination under § 240.14a-11.

SIGNATURE
After reasonable inquiry and to the best of my knowledge and belief, I certify that the information set forth in this statement is true, complete and correct.
Dated: August 24, 2016
Clarity Ventures, L.P.

By: Clarity Ventures, Inc., General Partner

By: /s/ Steven L. Karan
Name: Steven L. Karan
Title: President

Meadowridge Ventures, L.P.

By: Clarity Ventures, Inc., General Partner

By: /s/ Steven L. Karan
Name: Steven L. Karan
Title: President

Steven L. Karan Revocable Trust dated the 29th day of October, 2014

By: /s/ Steven L. Karan
Name: Steven L. Karan
Title: Trustee

Hughes Family Trust dated 8/7/03

By: /s/ Jason F. Hughes
Name: Jason F. Hughes
Title: Co-Trustee

[Signature page to Schedule 13G]

Clarity Ventures, Inc.

By: /s/ Steven L. Karan
Name: Steven L. Karan
Title: President

Individuals

/s/ Steven L. Karan
Steven L. Karan

/s/ Jason F. Hughes
Jason F. Hughes

[Signature page to Schedule 13G]

EXHIBIT INDEX

Exhibit No.	Description
A	Group Members (incorporated by reference to Exhibit A to the Schedule 13G for AppFolio, Inc. filed by the Group Members on December 30, 2015).
B	Joint Filing Agreement (incorporated by reference to Exhibit B to the Schedule 13G for AppFolio, Inc. filed by the Group Members on December 30, 2015).